Allied Gold Mining Plc
Registered Number 7553802 (UK)

ALLIED GOLD MINING PLC

Corporate Office:
Building 23, 2404 Logan Road
Eight Mile Plains, Qld, 4113, Australia
PO Box 4816, Eight Mile Plains, Qld, 4113
Tel +61 7 3252 5911 Fax +61 7 3252 3552

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

3 October 2011

ALLIED GOLD MINING - PRODUCTION UPDATE
36,085 ounces produced in September quarter
Simberi (PNG) 15,899 ounces, Gold Ridge (Guadalcanal) 20,186 ounces.

Allied Gold Mining PLC ("Allied Gold" or the "Company") provides the following overview of its production performance for the September quarter with 36,085 ounces produced in the quarter and 77,157 ounces for the nine months to 30 September 2011.

The Company will release more detail regarding its operations as part of a Management Discussion and Analysis (MD&A) on or about Tuesday 25th of October 2011.

Simberi (Papua New Guinea) - Simberi produced 15,899 ounces in the September quarter, and produced 44,897 ounces for the nine months to 30 September 2011. Production during the quarter was slightly below budget due to a higher number of high rainfall days than expected. Grade for the quarter was 1.07g/t and recovery at 87%. Expansion of the oxide process plant expansion from 2.0 mtpa to 3.5 mtpa is continuing and heavy fuel oil initiatives are progressing.

Production guidance for December quarter for Simberi is expected to be at lower end of the 14,000-18,000 range, while repairs are made to the ball mill due to failure of the pinion gear shaft and damage to the air clutch over the weekend of 1st and 2nd October 2011. Mill repairs are expected to take 10-14 days over the quarter as replacement parts are delivered and progressively installed. Although a full technical assessment has yet to be completed, the initial cost of repairs is estimated to be approximately US$500,000.

Gold Ridge (Guadalcanal) - Gold Ridge produced 20,186 ounces in the September quarter in line with the commissioning and ramp up plans since the first gold was poured in March. Gold production to date for calendar 2011 is 32,260 ounces. Mill throughput for the quarter was approximately 459,990 tonnes, grade was 1.96g/t and recovery 69%. This is in line with management expectations of continual improvement in operational metrics throughout the remainder of 2011. For the current December quarter, Gold Ridge is expected to produce between 18,000 and 23,000 ounces as additional access to the higher-grade Namachamatta pit occurs.

Capital Expenditure - Capital expenditure on Gold Ridge is complete. The Company spent US$1.75m on Simberi capital and refurbishment activities in the September quarter as part of expansion of the plant to 3.5 mtpa.

Gold Sales - For the September quarter Allied Gold sold 31,035 ounces for an average realized price of US$1751/oz. The Company does not hedge its gold production.

Corporate - Cash at Bank (unaudited) as at 30 September 2011was US$48m (not including 4,095oz of gold at refinery) with interest bearing liabilities of US$53m. The debt incorporates US$18m of fleet leasing and US$35m loan with the IFC. Although the IFC debt facilities do not expire until 2015 the Company continues to assess its optimal working capital structures for the group. During the September quarter the company was admitted to the FTSE All Share Index with the potential to be included in the FTSE 250 index at the next FTSE quarterly review in December 2011 .

Allied Gold will provide a further update on all activities including repairs, current optimization projects, cash costs as part of its detailed September quarter MD&A to be released on or about Tuesday 25th of October 2011.

For further information please contact:

Allied Gold Mining PLC (Investor and Media) - Simon Jemison,	+61 418 853 922
Buchanan (Financial PR Advisor) - Bobby Morse /James Strong	+44 (0) 207 466 500
RBC Capital Markets (Joint Corporate Brokers) - Stephen Foss / Matthew Coakes / Daniel Conti	+44 (0) 207 653 4000
Oriel Securities (Joint Corporate Brokers) - Jonathan Walker/Michael Shaw/ Simon Edwards	+44 (0) 207 710 7600

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD).

It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands.

Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is rapidly ramping up production and targeting a run rate of 200,000ozpa in CY 2012.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Competent Person

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.